

Mail Stop 3561

August 31, 2015

Via E-mail
George J. Powell, III
Chief Executive Officer
Code Green Apparel Corp.
4739 S. Durfee Avenue
Pico Rivera, California 90660

> **Re: Code Green Apparel Corp.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2015**
> **File No. 333-206089**

Dear Mr. Powell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that you are registering a total of 72,858,608 shares for sale by the selling shareholders. We also note that as of August 4, 2015, you had 327,682,980 shares outstanding of which at least 129,115,016 shares appear to be owned by affiliates, according to the table in your Security Ownership of Certain Beneficial Owners and Management section on page 30, and 198,567,964 shares appear to be owned by non-affiliates. Given that it appears that you are registering for resale an amount of shares accounting for at least 37%

of your shares issued and outstanding held by non-affiliates, please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors relevant to this determination. Please also provide us your calculations for the number of shares outstanding held by affiliates of the company. For guidance, please refer to the Securities Act Rules C&DI Section 612.09, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Your response should include a description of the nature of your relationship to Eric Scheffey who is a selling shareholder.

3. We note your disclosure that your common stock is quoted on the OTC Pink sheets on page 20. We do not consider the OTC Pink sheets as being a market and therefore our view is that there is currently no public market for your common stock. Please revise the cover page of your prospectus, and throughout the appropriate sections of your prospectus, to provide that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

4. Please tell us whether SJC Capital LLC is a broker-dealer or affiliate of a broker-dealer.

5. We note that the company has entered into a subscription agreement with a 3rd party investor to purchase 100,000,000 shares of common stock for a purchase price of $1,000,000 and the agreement further allows the investor to purchase an additional 100,000,000 shares for an additional $1,000,000. Please revise your prospectus to address the material terms of this transaction and file the subscription agreement as an exhibit to the registration statement.

6. Please add your dealer prospectus delivery obligation legend pursuant to Item 502 of Regulation S-K or advise us why you believe it is not required.

Cover page

7. Please revise to clarify that the company's common stock is traded on the OTC Pink sheets.

Risk Factors, page 5

8. Please revise to add a risk factor addressing the risks that the owner of the Series A Preferred Stock controls the voting of 51% of the total vote.

We need additional capital to develop our business …, page 5

9. Please revise to indicate the amount of working capital as of June 30, 2015.

Information with Respect to Code Green Apparel Corp., page 17

Description of Business, page 17

10. Please provide additional detail regarding the events that occurred between July 17, 2012 and May 15, 2015 when the company changed its name. Include details on the reasons for the change in business plan and how the decision to shift the company's business was reached.

11. Please revise your business discussion to address the market for your products, the distribution of your products, your company's competitive position in the industry and the principal methods of competition along with the existing governmental regulation of your business.

12. Please make it clear here and throughout the registration statement as appropriate that the company has not earned any revenues through the sale of eco-friendly apparel made from recycled textiles. Clarify whether the company has any current manufacturing, sale, marketing and outfitting operations and whether the company has any current customers.

Sources and Manufacturing, page 17

13. Please clarify whether the company has purchased or currently is purchasing manufactured products from vendors.

Legal Proceedings, page 20

14. We note that JPM Capital Advisors, LLC brought a $530,000 claim against the company for amounts owed in connection with consulting fees and the convertible promissory note. Please revise to provide the disclosure required by Item 103 of Regulation S-K regarding this legal proceeding or advise us why the disclosure is not required.

Directors, Executive Officer and Control Persons, page 28

15. Please revise your discussion of Mr. George Powell's business experience to include the dates, with month and year, he held the noted positions. Also specifically address his business experience for the past five years.

Executive Compensation, page 30

16. We note that the company entered into an employment agreement with George J. Powell, III on April 26, 2014 which provides for an annual base salary of $180,000. We also note that your Summary Compensation Table does not reflect any base salary for 2014. Please revise to clarify that the company issued common stock in payment of services received from George Powell under the employment agreement.

17. We note that George Powell III was awarded stock awards in 2014. Please note that awards reported in the stock awards column need to include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the smaller reporting company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. The sections so referenced are deemed part of the disclosure provided pursuant to Item 402(n) of Regulation S-K. Also clarify that the aggregate grant date fair value for the stock award was computed in accordance with FASB ASC Topic 718.

Related Party Transactions, page 30

18. Please revise to identify the shareholder(s) who forgave debt and interest on April 8, 2013, December 31, 2013 and October 13, 2014.

19. We note that the company has a loan payable to a related party. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K.

Reports to Security Holders, page 31

20. Please revise to identify the reports and other information that the company will file with the SEC after effectiveness of the registration statement.

Financial Statements, page F-1

21. If you revise your annual financial statements to address our comments, please also revise your interim financial statements to the extent applicable.

Balance Sheets, page F-3

22. We note from page F-7 that you have elected to present an unclassified condensed balance sheet. Please revise your balance sheets to present items under the captions of current assets and current liabilities to comply with ASC 210-10-45, or tell us why you believe unclassified balance sheets provide investors information to assess the amounts, timing, and uncertainty of future cash flows and evaluate your liquidity. Please also tell us how your disclosures of negative working capital on pages 23 and 25 relate to your balance sheets.

Statements of Operations, page F-4

23. Please explain your basis for presenting the revaluation of your derivative liability and interest expense within your selling, general and administrative expenses and as part of your operating expenses.

Statements of Cash Flows, page F-5

24. Please tell us your basis for presenting the issuance of convertible debt for services as a cash flow from operations rather than a cash flow from financing activities in your statements of cash flow. Please refer to ASC 230-10-45-14 through 17.

Notes to Financial Statements

Organization and Nature of Business, page F-7

25. Please revise to describe the nature of the business you operate under J.D. Hutt Corporation and Code Green Apparel Corp. and the time frames which you conducted business activities under these names.

Basis of Presentation and Going Concern, page F-7

26. We note from your disclosure that you are in the development stage and have had no revenues since inception. You also label the company as "a development stage company" in both your annual and interim financial statements. Please address the following:

- Tell us how you applied ASU 2014-10 in presenting your 2014 financial statements. To the extent you early adopted ASU 2014-10, please remove the labeling of "development stage entity" from your annual and interim financial statements and

- Disclose the risks and uncertainties related to the nature of your operations in which you are currently engaged if principal operations have not commenced. Refer to ASC 275-10-50-1 and 50-2A.

Note 7   Subsequent Events, page F-11

27. We note from your disclosure on page F-12 that there was a full and final settlement of JPM's $530,000 claim against you in connection with past due amounts of consulting fees and a convertible promissory note owed to JPM. Please clarify how you accounted for and disclosed this loss contingency in your financial statements pursuant to ASC 450. Please also tell us if the note is related to the $500,000 convertible note that was issued on May 1, 2014 as disclosed at page F-9.

Balance Sheets, page F-13

28. We note you present $190,358 for inventory as of June 30, 2015. Please disclose the major categories of inventories presented, such as raw materials, work in process, finished goods, and supplies and include a policy note which discloses your basis for stating inventories pursuant to ASC 330-10-50-1.

Note 2 – Convertible Notes, page F-19

29. We note your disclosure on page F-20 states that your $500,000 convertible promissory note matured on May 1, 2015. We also note you continue to present this amount in your balance sheet as of June 30, 2015. Please revise your disclosure to clarify the status of the note. To the extent that there has been an occurrence of default, please expand your discussion of your liquidity and capital resources to disclose the nature of the default and amounts due.

Recent Sales of Unregistered Securities, page 32

30. For each transaction, name the persons or identify the class of persons to whom the securities were sold and provide the date of sale. See Item 701 of Regulation S-K.

Exhibits, page 33

31. Please revise to file your employment agreement with George Powell III as an exhibit to your registration statement.

Signatures

32. Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

Exhibit 5.1

33. Please revise the first sentence in the legality opinion to indicate that the shares are being registered for sale by the selling shareholders.

34. Please revise your legal opinion to consent to the firm being named in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Aaron D. McGeary, Esq.
     The McGeary Law Firm, P.C.